"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02015771

Ref.:
Ole Kristian Lunde, ph. +4722544431
Rune Helland, ph. +4722544411

Date: 28.02.02

ORK – Trade subject to notification Elkem

Orkla's Financial Investments area has on 28 February 2002 bought 1.751.520 shares in Elkem ASA at a price of NOK 180.00 per share. After this transaction Orkla including subsidiaries owns 18,995,581 Elkem-shares, representing 38.5% of the share capital.

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